

Mail Stop 3561

June 15, 2007

<u>By U.S. Mail</u>

Mr. Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Suite 300
Reno, Nevada 89511-1136

> **Re:** **Ormat Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 12, 2007**
> **File No. 1-32347**

Dear Mr. Tenne:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief